Exhibit 99.1

NWTN Inc. to Hold 2025 Extraordinary General Meeting on August 12, 2025

DUBAI, UAE, July 28, 2025 -- NWTN Inc. (Nasdaq: NWTN) (the “Company” or “NWTN”), a Nasdaq-listed company headquartered in the UAE, today announced that it will hold its 2025 extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) at Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE on August 12, 2025 at 3 p.m., local time. Shareholders can also participate in the Extraordinary General Meeting, vote, and submit questions via live webcast by visiting https://www.cstproxy.com/nwtn/2025.

Holders of ordinary shares of record on the close of business on July 16, 2025 (the “Record Date”) or their proxy holders are entitled to vote at the Extraordinary General Meeting or any adjournment or postponements thereof. As of the Record Date, each Class A ordinary share is entitled to twenty-five votes, and each Class B ordinary share is entitled to one vote.

The Company proposed to (i) change the Company’s name from “NWTN Inc.” to “Robo.ai Inc.”, (ii) remove independent directors Alain Batty, Joseph Levinson, and Michael S. Cashel, and executive director Aaron Huainan Liao from the board of directors of the Company (the “Board”), (iii) appoint Yehong Ji as a new independent director of the Company, (iv) amend and restate the currently effective Second Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association to reflect the change of the Company’s name, and (v) authorize any one director or executive officer of the Company to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolutions as such director or executive officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

The notice of the extraordinary general meeting sets forth the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the extraordinary general meeting and how to vote ordinary shares at the extraordinary general meeting.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE CHANGE OF COMPANY NAME, AND RELATED MATTERS.

About NWTN Inc.:

NWTN (Nasdaq: NWTN) is a UAE-headquartered global intelligent technology company, focuses on smart mobility, smart manufacturing, and smart contracts. By integrating smart manufacturing with its global ecosystem platform, the Group is expanding its smart technology ecosystem across markets including MENA, Southern Europe, and beyond, driving sustainable development through technological innovation.